SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of May, 2008

OPTIBASE LTD
(Translation of registrant’s name into English)

2 Gav Yam Center, 7 Shenkar Street, Herzliya 46120, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a copy of the press release
Proxy Statement for Special General Meeting of Shareholders .

        This report is hereby incorporated by reference to the Registration Statements on Form S-8 (File Nos. 333-10840;333-12814;333-13186;333-91650;333-122128;333-137644;333-139688) of the Company.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (Registrant) By: /s/ Amir Philips —————————————— Amir Philips Chief Financial Officer

Date: May 13, 2008

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OPTIBASE LTD.
7 Shenkar St., 2 Gav Yam Center
Herzliya, Israel
972-9-970-9200

Dear Shareholder,

        You are cordially invited to attend the Special General Meeting of Shareholders of Optibase Ltd. (the “Company”) to be held at 4 p.m., Israel time, on Wednesday, June 18, 2008, at the Company’s offices at 7 Shenkar St., 2 Gav Yam Center, Herzliya, Israel.

        The purposes of this meeting are set forth in the accompanying Notice of Meeting and Proxy Statement.

        For the reasons set forth in the accompanying Proxy Statement, the Company’s board of directors recommends that you vote “FOR” proposals 1 and 2, as specified on the enclosed form of proxy.

        We look forward to greeting personally those shareholders who are able to be present at the meeting. However, whether or not you plan to attend the meeting, it is important that your shares be represented. Accordingly, you are kindly requested to sign, date and mail the enclosed proxy in the envelope provided at your earliest convenience so that it will be received not later than 2 business days before the meeting.

        Thank you for your continued cooperation.

Very truly yours, Tom Wyler, Chief Executive Officer and Executive Chairman of the Board of Directors

Herzliya, Israel
May 13, 2008

AS A FOREIGN PRIVATE ISSUER, WE ARE EXEMPT FROM THE RULES UNDER THE SECURITIES EXCHANGE ACT RELATED TO THE FURNISHING AND CONTENT OF PROXY STATEMENTS. THE CIRCULATION OF THIS PROXY STATEMENT SHOULD NOT BE TAKEN AS AN ADMISSION THAT WE ARE SUBJECT TO THOSE PROXY RULES.

OPTIBASE LTD.
7 Shenkar St., 2 Gav Yam Center
Herzliya, Israel
972-9-970-9200

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

        Notice is hereby given that a Special General Meeting of Shareholders (the “Meeting”) of Optibase Ltd. (the “Company”) will be held at 4 p.m. Israel time, on Wednesday, June 18, 2008, at the Company’s offices at 7 Shenkar St., 2 Gav Yam Center, Herzliya, Israel for the following purposes:

    1.        To approve a private issuance by the Company of newly issued ordinary shares of the Company to Mr. Shlomo (Tom) Wyler, the Chief Executive Officer and Executive Chairman of the Company’s board of directors (the “Board of Directors”), who is also considered the controlling shareholder of the Company. It is expected that following such private issuance Mr. Wyler will hold more than 25% of the voting power of the Company and, therefore, shareholders’ approval is also requested pursuant to section 328(b)(1) of the Israeli Companies Law of 1999; and

    2.        To approve a grant by the Company of a special bonus to Mr. Alex Hilman, a director of the Company.

        Finally, the shareholders may consider and act upon such other business as may properly come before the Meeting and any adjournment thereof.

        Only shareholders of record at the close of business on May 22, 2008 are entitled to notice of, and to vote at, the Meeting and any adjournment thereof. All shareholders are cordially invited to attend the Meeting in person. Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided.

        Your proxy may be revoked at any time before it is voted by you returning a later-dated proxy card or by voting your shares in person at the Meeting. Shareholders who hold their Shares in “street name”, meaning in the name of a bank, broker or other record holder, must either direct the record holder of their Shares on how to vote their Shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such shares. You should follow the directions provided by your broker or nominee regarding how to instruct them to vote your shares.

        Joint holders of shares should note that, pursuant to the articles of association of the Company, the vote of the senior of joint holders of any share who votes such share, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of such share, and for this purpose seniority will be determined by the order in which the names of the joint holders appear in the Company’s Register of Shareholders. The appointment of a proxy to vote shares held by joint holders shall be executed by the signature of the senior of the joint holders on the proxy card.

By Order of the Board of Directors, Tom Wyler, Chief Executive Officer and Executive Chairman of the Board of Directors

Herzliya, Israel
May 13, 2008

OPTIBASE LTD.
7 Shenkar St., 2 Gav Yam Center
Herzliya, Israel
972-9-970-9200

PROXY STATEMENT

        This Proxy Statement is being furnished to the holders of Ordinary Shares, New Israeli Shekels 0.13 nominal value (the “Shares”), of Optibase Ltd. (the “Company”) in connection with the solicitation of proxies by the management and board of directors of the Company (the “Board of Directors”) for use at the Special General Meeting of Shareholders (the “Meeting”) to be held at 4 p.m., Israel time, on Wednesday, June 18, 2008, at the Company’s offices at 7 Shenkar St., 2 Gav Yam Center, Herzliya, Israel, or at any adjournment thereof, pursuant to the accompanying Notice of Meeting (the “Notice”).

        At the Meeting, the shareholders will be asked to consider and vote on the following matters:

    1.        To approve a private issuance by the Company of newly issued Shares to Mr. Shlomo (Tom) Wyler, the Chief Executive Officer and Executive Chairman of the Board of Directors, who is also considered the controlling shareholder of the Company. It is expected that following such private issuance Mr. Wyler will hold more than 25% of the voting power of the Company and, therefore, shareholders’ approval is also requested pursuant to section 328(b)(1) of the Israeli Companies Law of 1999; and

    2.        To approve a grant by the Company of a special bonus to Mr. Alex Hilman, a director of the Company.

        Finally, the shareholders may consider and act upon such other business as may properly come before the Meeting and any adjournment thereof.

        The approval of Proposal No. 1 requires the affirmative vote of at least a majority of the votes of shareholders participating in the voting at the Meeting in person or by proxy; provided, that (i) such majority vote at the Meeting shall include at least one third (1/3) of the total votes of shareholders having no personal interest in the proposal, participating in the voting at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholders’ votes); or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed one percent (1%) of the total voting rights in the Company.

        Under the Israeli Companies Law of 1999 (the “Companies Law”), each shareholder that attends the Meeting in person shall, prior to exercising such shareholder’s voting rights at the Meeting, advise the Company whether or not that shareholder has a personal interest in the approval of Proposal No. 1. Each shareholder that delivers a signed proxy to the Company must indicate on the proxy whether or not that shareholder has a personal interest in the approval of such proposal. Shareholders who do not indicate whether or not they have a personal interest in the approval of such proposal will not be eligible to vote their Shares as to such proposal.

        Under the Companies Law, a personal interest means a personal interest of a person in an act or transaction of a company, including:

(i)	a personal interest of that person’s relative (i.e. spouse, brother or sister, parent, grandparent, child, child of such person’s spouse or the spouse of any of the above); or

(ii)	a personal interest of another entity in which that person or his or her relative (as defined above) holds 5% or more of such entity’s issued shares or voting rights, has the right to appoint a director or the chief executive officer of such entity, or serves as director or chief executive officer of such entity.

        A personal interest resulting merely from holding the Company’s Shares will not be deemed a personal interest.

        The approval of Proposal No. 2 requires the affirmative vote of at least a majority of the votes of shareholders participating at the Meeting in person or by proxy.

        Each Share is entitled to one vote upon each matter to be voted on at the Meeting. No less than two shareholders present in person or by proxy, or who have sent the Company a voting instrument indicating the way in which they are voting, and holding or representing at least thirty three and one third percent of the voting rights in the Company, shall constitute a quorum. If no quorum is present within half an hour of the time fixed for the meeting, the meeting shall stand adjourned for seven days, to the same day of the week at the same time and place, without further notice being given thereof, or to such other date, time and place as prescribed by the Board of Directors in notice to the shareholders, and the adjourned meeting shall discuss those matters for which the first meeting was called. If no quorum is present at the adjourned meeting, two shareholders, at least, present in person or by proxy, shall constitute a quorum, subject to the provisions of section 79(b) of the Companies Law.

VOTING AND REVOCATION OF PROXIES; SHARES HELD IN “STREET NAME”;
EXPRESSING POSITIONS

        Shareholders may vote their Shares by attending the Meeting and voting their Shares in person, or by completing the enclosed proxy card, signing and dating it and mailing it in the enclosed postage-prepaid envelope. A form of proxy for use at the Meeting and a return envelope are enclosed. Shares represented by executed and unrevoked proxies will be voted at the Meeting. To the extent permitted by law and applicable stock exchange requirements, if a written proxy card is signed by a shareholder and returned without instructions, the Shares represented by the proxy will be voted “FOR” the proposals set forth above (except for Proposal No. 1). If a shareholder instructs in a proxy to abstain from voting on a specific proposal, the Shares represented by such proxy will be deemed not to have been cast for the purpose of that particular proposal and, accordingly, such Shares shall not be counted in calculating the percentage of affirmative votes required for approval of such proposal, but they will be counted for the purpose of determining a quorum. Shareholders may revoke their proxies at any time before the effective exercise thereof by returning a later-dated proxy card or by voting their Shares in person at the Meeting if the Shareholders are the record holder of the Shares and can provide evidence of such (i.e., a copy of certificate(s) evidencing their Shares).

        Note for Shareholders in “Street Name”

        Shareholders who hold their Shares in “street name” meaning in the name of a bank, broker or other record holder, must either direct the record holder of their Shares how to vote their Shares or obtain a legal proxy from the record holder to vote at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such Shares.

        Position Statements

        Shareholders are permitted to express their position on the proposal on the agenda of this Meeting by submitting a written statement, through the Company, to the other shareholders (the “Position Statement”). Position Statements should be submitted to the Company at its registered offices, at 7 Shenkar St., 2 Gav Yam Center, Herzliya, Israel, to the attention of Mr. Amir Philips, Chief Financial Officer no later than June 1, 2008. Reasonable costs incurred by the Company in dealing with a Position Statement shall be borne by the submitting shareholder.

        Management and the Board of Directors are soliciting proxies for use at the Meeting. Proxies will be mailed to shareholders on or about May 23, 2008 and will be solicited primarily by mail; however, additional solicitations may be made by telephone, facsimile or other means of contact by certain directors, officers, employees or agents of the Company, none of whom will receive additional compensation therefore. The entire expense of solicitation, including the cost of preparing, printing, assembling and mailing the proxy materials will be borne by the Company. The Company will also reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of Shares.

OUTSTANDING SHARES AND VOTING RIGHTS

        The Company had 13,645,000 Shares outstanding as of May 11, 2008 (such number excludes (i) 364,970 Shares held by or for the benefit of the Company which have no voting or equity rights and (ii) 87,400 Shares issued to a trustee under the Company’s 2006 Israeli Incentive Compensation Plan which have no voting rights as of May 11, 2008). Each Share is entitled to one vote upon each proposal to be presented at the Meeting.

Proposal No. 1

APPROVAL OF A PRIVATE ISSUANCE BY THE COMPANY TO MR. SHLOMO (TOM) WYLER

        Following the approval by the Company’s audit committee (the “Audit Committee”) and Board of Directors, it is proposed to approve a private issuance by the Company of newly issued ordinary shares of the Company to Mr. Shlomo (Tom) Wyler, the Chief Executive Officer and Executive Chairman of the Board of Directors, who is also considered the controlling shareholder of the Company (the “Private Issuance”).

        As of May 11, 2008, Mr. Wyler holds1 2,401,838 ordinary shares of the Company representing approximately 17.49% of the Company’s issued share capital2 and approximately 17.60% of the voting power in the Company3, and approximately 17.48% of the Company’s issued share capital 4 and approximately 17.58% of the voting power in the Company5, on a fully diluted basis.6

[1]	Based on Schedule 13-D filed with the U.S. Securities and Exchange Commission on May 27, 2006 by Shlomo (Tom) Wyler.

[2]	Excluding 372,473 Shares held by or for the benefit of the Company which have no voting or equity rights as of May 11, 2008

[3]	Excluding: (i) 372,473 Shares held by or for the benefit of the Company which have no voting or equity rights; and (ii) 81,650 Shares issued to a trustee under the Company’s 2006 Israeli Incentive Compensation Plan which have no voting power as of May 11, 2008.

[4]	See footnote 2 above.

[5]	See footnote 3 above.

[6]	Assuming the exercise of 1,578,642 options, which constitute as of the date of this Proxy Statement, all of the outstanding exercisable or convertible securities.

        Under Section 328(a) of the Companies Law, no acquisition shall be made, if it results, inter alia, in the acquirer holding 25% or more of the voting power in the Company if there is no other shareholder holding 25% or more of the voting power in the Company, unless pursuant to a special tender offer. One exception to the above rule is an acquisition of shares in a private issuance, provided that the shareholders of such company approved the private issuance as a private issuance whose purpose is to have the acquirer hold 25% or more of the voting power in the company. To the best of the Company’s knowledge, as of May 11, 2008, no shareholder of the Company holds 25% or more of the voting power in the Company. It is expected that following the Private Issuance, Mr. Wyler will hold more than 25% of the voting power in the Company and the Private Issuance is intended, among other things, to increase Mr. Wyler’s holdings to more than 25% of the voting power in the Company.

        The following is a short summary of the principal terms of the Private Issuance:

        Price Considerations

        The Company shall issue to Mr. Wyler newly issued Shares in consideration for US $5 million in cash (the “Issued Shares”). The purchase price per Issued Share was determined to be the average of the Company’s closing price on the Nasdaq Global Market (“Nasdaq”) during the 30-day period preceding the Issue Date (as defined below). Accordingly, the exact number of Issued Shares to be issued by the Company shall be determined on the Issue Date.

        Had the Issued Shares been issued by the Company to Mr. Wyler based on the last closing price of the Shares on Nasdaq on May 9, 2008 (i.e. US $1.99 per one Issued Share), Mr. Wyler’s holdings in the Company would have increased by 2,512,563 Shares to a total of 4,914,401 Shares, representing immediately following their issuance approximately 30.25% of the Company’s issued share capital7 and approximately 31.42% of the voting power in the Company8, and approximately 29.12% of the Company’s issued share capital9 and approximately 29.26% of the voting power in the Company10, on a fully diluted basis.11

        Registration Rights

        The Company undertook to make best efforts to register for resale all the Issued Shares under the Securities Act of 1933, as amended (the “Securities Act”) within 6 months as of their Issue Date.

[7]	See footnote 2 above.

[8]	See footnote 3 above.

[9]	See footnote 2 above.

[10]	See footnote 3 above.

[11]	See footnote 6 above.

        Legal Restrictions on the Transfer of the Issued Shares

        The following is a summary of the principal legal restrictions applicable to Mr. Wyler as of May 11, 2008 in connection with the Issued Shares:

        Israeli law

        Mr. Wyler is prohibited from trading the Issued Shares on the Tel Aviv Stock Exchange (the “TASE”) for a period of six months commencing on the Issue Date (the “Lock-up Period”).

        Mr. Wyler is further prohibited from trading the Issued Shares on the TASE during the six quarters immediately following the end of the Lock-up Period (the “Additional Periods”), unless Mr. Wyler complies with each of the following:

    (i)        The number of Issued Shares offered on any trading day on the TASE does not exceed the average daily trading volume of the Shares on the TASE in the eight-week period immediately preceding the date of such offer; and

    (ii)        The number of Issued Shares offered on any trading day on the TASE does not exceed one per-cent (1%) of the issued and outstanding share capital of the Company during each quarter. For purposes of this section, the term “Issued and Outstanding Share Capital” excludes Shares issuable upon the exercise of options or the conversion of convertible securities, which options or convertible securities were issued prior to the date of offer of the Issued Shares.

        For the purposes of this section, the term “Quarter” shall mean a three-month period.

        The above restrictions shall also apply to the Company’s securities purchased during the Lock-Up Period and the Additional Periods from Mr. Wyler or from a corporation controlled by the Company, other than pursuant to a prospectus and other than during trade on the TASE.

        U.S. law

        Unless and until a resale registration statement for the Issued Shares is filed with and declared effective by the U.S. Securities and Exchange Commission (see also “Registration Rights” above), Mr. Wyler may not sell, transfer or otherwise dispose of the Issued Shares, except that Mr. Wyler will be entitled to sell, transfer or otherwise dispose of the Issued Shares pursuant to an available exemption from registration under the Securities Act.

        Required Approvals

        The Private Issuance is subject to the following conditions: (1) the receipt of the requisite shareholder approval for the Private Issuance; (2) the receipt of the approval of the TASE for the registration of the Shares to be issued pursuant to the Private Issuance for trade on the TASE; and (3) if applicable, the Nasdaq Stock Market shall have waived application of the 15 day prior notice contained in the Marketplace Rule 4310(c)(17) or such timeframe shall have expired without objections.

        Date of Issue

        The Private Issuance shall take place on June 18, 2008, the date of the approval of the Private Issuance by the Company’s shareholders, subject to the receipt of all the required approvals for the issue (the “Issue Date”). See “Required Approvals” above. If the required approvals are not obtained by June 18, 2008, the private placement shall take place on the first U.S. business day following the receipt of all required approvals.

        Summary of the Audit Committee's and Board of Directors' Reasons for the Approval of This Proposal

        The Audit Committee and Board of directors stated in their approval of the Private Issuance that the raising of capital through a private issuance of shares is a relatively quick process involving relatively low costs compared with other alternatives of raising capital considered by the Company. The Private Issuance would enable the Company to improve its financial strength. The purchase price of the Issued Shares was determined on market terms, based on the closing price of the Company’s Shares on Nasdaq during the 30-day period preceding the Issue Date (expected to take place on June 18, 2008).

        Although the Audit Committee and Board of Directors acknowledge that the Private Issuance will increase Mr. Wyler’s holdings to more than 25% of the voting power in the Company, the Audit Committee and Board of Directors noted that Mr. Wyler is currently the largest shareholder of the Company and also serves as the Company’s Chief Executive Officer and Executive Chairman of the Board, and was regarded by the Company as its controlling shareholder since 2001. In light of all of the above, the Audit Committee and Board of Directors concluded that the proposed Private Issuance is in the Company’s interests.

        It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the Private Issuance by the Company to Mr. Shlomo (Tom) Wyler, the Chief Executive Officer and Executive Chairman of the Board of Directors, who is also considered the controlling shareholder of the Company, whose purpose is, among other things, to increase Mr. Wyler’s holdings to more than 25% of the voting power in the Company, as presented to the shareholders, be, and same hereby is, approved.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 2

APPROVAL OF A GRANT BY THE COMPANY OF A SPECIAL BONUS TO
MR. ALEX HILMAN, A DIRECTOR OF THE COMPANY

        Following the approval by the Audit Committee and Board of Directors, it is proposed to approve a grant by the Company of a special bonus in the amount of US $30,000 to Mr. Alex Hilman, a director of the Company. Such bonus is proposed to be granted to Mr. Hilman in light of his special contribution and efforts vested in connection with the Company’s negotiations with Scopus Video Networks Ltd. with respect to a possible asset transaction, which were suspended.

        It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the grant by the Company of a special bonus to Mr. Alex Hilman, a director of the Company, as presented to the shareholders, be, and same hereby is, approved.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

OTHER BUSINESS

        Management knows of no other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

        The prompt return of your proxy will be appreciated and helpful in obtaining the necessary vote. Therefore, whether or not you expect to attend the Meeting, please sign the form of proxy provided herewith and return it in the enclosed envelope, so that it is received by the Company not later than 2 business days before the Meeting.

By Order of the Board of Directors, Tom Wyler, Chief Executive Officer and Executive Chairman of the Board of Directors

May 13, 2008